SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003

                                  Serono S.A.
                     --------------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                     --------------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                     --------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F  X  Form  40-F
               -----           -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate  by  check  mark  if the registrant is submitting the Form 6-K in
paper  as  permitted  by  Regulation  S-T  Rule  101  (b)(7).)   ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No   X
         -----     -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)


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Serono logo


Media Release


FOR IMMEDIATE RELEASE



                 SERONO ANNOUNCES INCREASED OWNERSHIP OF GENSET


GENEVA, Switzerland-April 15, 2003- Serono S.A. (Virt-x: SEO, NYSE: SRA) announced today that Serono France Holding S.A. now holds 19,371,449 Genset S.A. shares or 96.60% of its capital and voting rights. This is a result of the settlement/delivery today of the shares issued in the capital increase with preferential subscription rights which was launched by Genset S.A. in March 2003.

Consistent with its prior announcements in this respect, and subject to the satisfactory completion of the necessary steps with the French market authorities, Serono France Holding S.A. has decided to launch, shortly, a repurchase offer followed by a mandatory squeeze-out with respect to outstanding Genset S.A. equity securities.


                                      ###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 21 2002. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.


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                                     -more-


About Serono

Serono is a global biotechnology leader. The Company has six recombinant products on the worldwide market, Gonal-F(R) (follitropin alfa for injection), Luveris(R) (lutropin alfa), (Luveris(R) is not approved in the USA.), Ovidrel(R)/Ovitrelle(R) (choriogonadotropin alfa for injection), Rebif(R) (interferon beta-1a), Serostim(R) [somatropin (rDNA origin) for injection] and Saizen(R) [somatropin (rDNA origin) for injection]. In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

Serono was awarded the International James D. Watson Helix 2003 Award from the Biotechnology Industry Organization (BIO) in recognition of the Company's outstanding leadership and highest standards of scientific and product achievement.

In 2002, Serono achieved worldwide revenues of US$1.546 billion, and a net income of US$321 million, making it the third largest biotech company in the world. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).



For more information, please contact:

Serono in Geneva, Switzerland:
Media Relations:              Investor Relations:
Tel: +41-22-739 36 00         Tel: +41-22-739 36 01
Fax: +41-22-739 30 85         Fax: +41-22-739 30 22
http://www.serono.com         Reuters: SEOZ.VX / SRA.N
                     Bloomberg: SEO VX / SRA US

Serono, Inc., Rockland, MA
Media Relations:             Investor Relations:
Tel. +1 781 681 2340         Tel. +1 781 681 2552
Fax: +1 781 681 2935         Fax: +1 781 681 2912
http://www.seronousa.com

-end-


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         SERONO S.A.
                                         a Swiss corporation
                                         (Registrant)



April 21, 2003                     By:   /s/ Allan Shaw
                                         ------------------------------
                                         Name: Allan Shaw
                                         Title: Chief Financial Officer




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